Mail Stop 03-05
							June 17, 2005


Kenneth M. Schwartz
Chief Executive Officer, President and Director
K&F Industries Holdings, Inc.
600 Third Avenue
New York, NY 10016

Re:	K&F Industries Holdings, Inc.
	Registration Statement on Form S-1
	Registration Statement number 333-125117
      K&F Industries, Inc.
      Form 10-K for the fiscal year ended
      December 31, 2004


Dear Mr. Schwartz,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking
Projects Quarterly Update available at www.sec.gov.
2. Please include an estimate of the range of the maximum offering price and the maximum number of shares to be sold in any preliminary prospectus you circulate. See Instruction 1.(A) to Item 501(b)(3) of
Regulation S-K.

Cautionary Statement Regarding Forward Looking Statements, page ii
3. The safe harbors contained in Section 27A and Section 27E do not
apply to forward-looking statements made in connection with an
initial public offering.   Please revise to delete the reference
to
these sections.

Prospectus Summary, page 1
4. Please substantiate your statements regarding your market share and your claim that you are "the leading supplier of flexible bladder fuel tanks for the U.S. military, worldwide commercial transport and general aviation markets." These statements also appear in the "Business" and other sections.
5. Please revise the first paragraph to disclose your net income for the last fiscal year and the three months ended March 31, 2005. Please make similar revisions in the "Business" and "MD&A" sections.

Our Growth Strategy, page 4

Well-Balanced Portfolio of Programs with Strong Recurring Cash
Flows,
page 4
6. Please add language explaining the phrase "high-cycle aircraft in our fleet."

Increasing Our Leading Position on Military Aircraft, page 5
7. Please tell us the basis for your expectation of an increase spending on the fleet of approximately 11,000 military aircraft that utilize your portfolio of products.

Pursuing Continued Growth at Engineered Fabrics, page 5
8. Revise the disclosures under this heading to delete references to compound annual growth figures and instead disclose the growth figures for each year in the time periods you reference.



Aurora Capital Group, page 6
9. Please either delete or remove from summary.

Summary Historical and Pro Forma Consolidated Financial
Information,
page 9
10. You have presented a table of non-recurring items and certain other items which have increased or decreased EBITDA. Disclose why management believes this information is useful to investors as well as the manner in which management uses this information to conduct or evaluate its business. If management is unable to provide this information, the table should not be presented.

Risk Factors, page 13
11. Please add a risk factor about the risks involved in using all of the proceeds of the offering for purposes other than growing the company.

We are subject to restrictive debt covenants, page 19
12. If there is a risk that you may not be able to maintain the specified financial ratios and covenants, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Management`s Discussion and Analysis, page 41

Overview, page 41
13. It appears that you purchased the company in November 2004 for $1.06 billion. Tell us what the company will be valued for at the midpoint of the range, and what the shares you will still own will be valued at.

Results of Operations, page 46
14. We note per page 19 that the debt covenants for your revolving credit facility and the indenture governing the senior subordinated notes due 2014 limit your ability to incur Program Participation Costs. Describe the impact you expect this restriction to have on future operations including any anticipated changes to sales or customer retention.

Results of Operations, page 48
15. Please explain in the filing why it is appropriate to characterize the inventory accounting adjustment as non-cash.
Since
the November 18, 2004 acquisition was for cash, your characterization appears inappropriate. In addition, discuss in the filing the rationale for the inventory accounting adjustment, and explain how the adjustment was determined.

Liquidity and Capital Resources, page 52
16. Revise the first paragraph on page 54 to discuss liquidity on
a
long and short-term basis. Long term is over twelve months. Quantitative and Qualitative Disclosures about Market Risk, page 57
17. We note that you present your total and fixed rate debt after giving effect to your initial public offering. Please tell us the price per share used to calculate these figures as you have not disclosed the price of your shares.

Material U.S. Income Tax Consequences, page 96
18. Replace the language stating investors "should consult" with their own tax advisor with language suggesting or encouraging them to do so.

Underwriting, page 99
19. We note your disclosure that certain of the underwriters will be engaging in electronic distributions of your shares. Please identify these members of the underwriting syndicate and confirm that their procedures have been cleared with us.
20. Identify any third party with whom you have any arrangement to host or access your preliminary prospectus on the Internet. Describe any material terms of your arrangements. Provide us also with copies of all information concerning your company or prospectus that has appeared on your website. If you subsequently enter into any such arrangements, promptly supplement your response.
21. Please advise us whether you will have a directed share program of any type. If so, include disclosure in the prospectus describing the program and the group it targets. Also, please provide us with all materials given to potential purchasers in the directed offering.

Financial Statements

Note 1:  Description of Business, page F-19
22. Based on the disclosure on page 45, it appears that there are two scenarios under which you will categorize a program as sole source, either when you are contractually the sole source, or when by default you are the certified authorized supplier. Explain to us why it is appropriate to recognize as an intangible asset apart from goodwill, under paragraph 39 of SFAS 141, the program participation costs that relate to non-contractual programs. In addition, explain to us how you determined the fair value of the program participation costs as part of the purchase price allocation.
23. Describe the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51(b) of SFAS 141.

Program Participation Costs, page F-21
24. Disclose the justification for your change in accounting principle. Clearly explain why the newly adopted accounting principle is preferable. Refer to paragraph 17 of APB 20.
25. Based on the disclosure on page 45, it appears that there are two scenarios under which will categorize a program as sole source, either when you are contractually the sole source, or when by default you are the certified authorized supplier. Please provide us a separate analysis for each scenario that explains why it is appropriate to capitalize program participation costs. As part of your response, address the guidance in paragraph 26 of CON 6. In addition, tell us whether another supplier can become certified for a program during the period in which you are the sole source. Finally, tell us the significant terms of the contracts that give you the contractual right to be a sole source, and provide us a copy of some of these contracts as examples.
26. Tell us how you determined that your treatment of Program Participation Costs as a component of cost of sales is appropriate in accordance with EITF 01-9.

Note 12:  Commitments and Product Warranties, page F-35
27. Explain in the filing why you do not meet the conditions in paragraph 8 of SFAS 5 at the time of sale for your warranties.
Refer
to paragraphs 24 - 26 of SFAS 5 for further guidance.

K&F Industries, Inc.

Form 10-K:  For the fiscal year ended December 31, 2004
28. Provide as an exhibit the letter required by paragraph (B)(18) of
Item 601 of Regulation S-K for your change in accounting for program participation costs.

**********


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Theresa Messinese at (202) 551-3307 or
Michael
Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Timothy J. Hart, Esq.
      Gibson, Dunn & Crutcher LLP
      (310) 552-7036
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Kenneth M. Schwartz
K&F Industries Holdings, Inc.
June 17, 2005
Page 7